Exhibit 99.1

Uxin Reports Unaudited Third Quarter of Fiscal Year 2024 Financial Results

BEIJING, April 25, 2024 –Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), China’s leading used car retailer, today announced its unaudited financial results for the third quarter ended December 31, 2023.

Highlights for the Quarter Ended December 31, 2023

•
Transaction volume was 4,354 units for the three months ended December 31, 2023, an increase of 12.1% from 3,884 units in the last quarter and a decrease of 11.1% from 4,897 units in the same period last year.
•
Retail transaction volume was 3,081 units, an increase of 34.7% from 2,287 units in the last quarter and an increase of 5.2% from 2,928 units in the same period last year.
•
Total revenues were RMB410.5 million (US$57.8 million) for the three months ended December 31, 2023, an increase of 15.3% from RMB356.1 million in the last quarter and a decrease of 12.8% from RMB470.5 million in the same period last year.
•
Gross margin was 4.8% for the three months ended December 31, 2023, compared with 6.2% in the last quarter and 0.6% in the same period last year.
•
Loss from operations was RMB73.1 million (US$10.3 million) for the three months ended December 31, 2023, compared with RMB66.4 million in the last quarter and RMB96.5 million in the same period last year.
•
Non-GAAP adjusted EBITDA was a loss of RMB43.8 million (US$6.2 million), a decrease of 4.6% from a loss of RMB45.9 million in the last quarter and a decrease of 42.7% from a loss of RMB76.4 million in the same period last year.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, commented, “In the third quarter of fiscal year 2024, our retail business continued to grow with retail sales reaching 3,081 units representing a 34.7% increase from the previous quarter against impact from a new round of price reductions in China's new car market. Our ability to price effectively against market fluctuations and our operational strategies is increasing in sophistication with vehicle turnover days in the third quarter remaining around 30 days. Notably, the penetration rates of our value-added products such as financing, insurance, extended warranties, and accessories services continued growing, mitigating the impact of new car price reductions on our vehicle margins. Meanwhile, strong consumer recognition of our brand and services is reflected with our Net Promoter Score, which remained above 60 for eight consecutive quarters, the highest level in the industry.”

Mr. Dai continued, “Earlier in March, the Company launched a new round of financing, in which I personally participated as an investor. My personal commitments reflect my confidence in the substantial opportunities for growth in China's used car market, the competitive strengths of Uxin's superstore model, as well as our robust growth trajectory. We have already begun to steadily increase our inventory, expecting to reach three to four times our current levels by the end of 2024, which will significantly drive sales growth. We are confident in achieving monthly EBITDA breakeven by September 2024 and attain company-wide EBITDA profitability in the December quarter of 2024.”

Mr. Feng Lin, Chief Financial Officer of Uxin, said, “Our total retail revenue for the third quarter of fiscal year 2024 reached RMB319.2 million, marking a 28% increase from the previous quarter. We also reduced our adjusted EBITDA loss by 43% to RMB43.8 million compared to the same period last year. As a result of the increasingly competitive pricing of new cars, our gross profit margin declined to 4.8% in the third quarter, but we anticipate a rapid recovery in our gross profit margin to above 6.5% in the fourth quarter. The substantial potential for increased sales and profitability at our existing superstores, coupled with the steady progress of site selection and operational preparations for new locations, will continue to drive Uxin's high-quality growth in the years ahead.”

Financial Results for the Quarter Ended December 31, 2023

Total revenues were RMB410.5 million (US$57.8 million) for the three months ended December 31, 2023, an increase of 15.3% from RMB356.1 million in the last quarter and a decrease of 12.8% from RMB470.5 million in the same period last year. The quarter-over-quarter increases were mainly driven by increased retail vehicle sales revenue. The year-over-year decreases were mainly due to the decline of wholesale vehicle sales revenue.

Retail vehicle sales revenue was RMB319.2 million (US$45.0 million) for the three months ended December 31, 2023, representing an increase of 28.2% from RMB248.9 million in the last quarter and a decrease of 2.9% from RMB328.9 million in the same period last year. For the three months ended December 31, 2023, retail transaction volume was 3,081 units, an increase of 34.7% from 2,287 units last quarter and an increase of 5.2% from 2,928 units in the same period last year. The quarter-over-quarter increases in retail vehicle sales revenue were mainly driven by the increase of retail transaction volume by enhancing inventory turnover rate, while partially offset by the decrease of retail average selling price. Despite a year-over-year increase in retail transaction volume, retail vehicle sales revenue declined owing to a decline in retail average selling price.

Wholesale vehicle sales revenue was RMB82.2 million (US$11.6 million) for the three months ended December 31, 2023, a decrease of 17.2% from RMB99.3 million in the last quarter and a decrease of 37.7% from RMB132.1 million in the same period last year. For the three months ended December 31, 2023, wholesale transaction volume was 1,273 units, representing a decrease of 20.3% from 1,597 units last quarter and a decrease of 35.3% from 1,969 units in the same period last year. Wholesale vehicle sales refer to vehicles purchased by the Company from individuals that do not meet the Company’s retail standards and are subsequently sold through online and offline channels. As the Company continued to improve its inventory capacity and reconditioning capabilities, an increased number of acquired vehicles were reconditioned to meet the Company's retail standards, rather than being sold through wholesale channels.

Other revenue was RMB9.1 million (US$1.2 million) for the three months ended December 31, 2023, compared with RMB7.9 million in the last quarter and RMB9.5 million in the same period last year.

Cost of revenues was RMB390.6 million (US$55.0 million) for the three months ended December 31, 2023, compared with RMB334.0 million in the last quarter and RMB467.7 million in the same period last year.

Gross margin was 4.8% for the three months ended December 31, 2023, compared with 6.2% in the last quarter and 0.6% in the same period last year.The quarter-over-quarter decreases in gross margin were mainly due to the impact on the used car sector owing to the aggressive pricing promotion in China’s new car sector during this quarter. The year-over-year increases in gross margin were mainly due to the acceleration of the inventory turnover rate and the improvement of pricing and sales capabilities.

Total operating expenses were RMB99.8 million (US$14.1 million) for the three months ended December 31, 2023. Total operating expenses excluding the impact of share-based compensation were RMB88.3 million (US$12.4 million).

•
Sales and marketing expenses were RMB56.7 million (US$8.0 million) for the three months ended December 31, 2023, an increase of 17.0% from RMB48.4 million in the last quarter and an increase of 3.2% from RMB55.0 million in the same period last year. The quarter-over-quarter increases were mainly due to the increase in right of use assets depreciation expenses due to relocation to the new used car super store (“Changfeng Superstore”) in Changfeng country, Hefei City.

•
General and administrative expenses were RMB33.8 million (US$4.8 million) for the three months ended December 31, 2023, representing a decrease of 3.7% from RMB35.1 million in the last quarter and a decrease of 13.3% from RMB39.0 million in the same period last year.

•
Research and development expenses were RMB9.7 million (US$1.4 million) for the three months ended December 31, 2023, representing an increase of 5.4% from RMB9.2 million in the last quarter and an increase of 3.0% from RMB9.4 million in the same period last year.

Other operating income, net was RMB6.9 million (US$1.0 million) for the three months ended December 31, 2023, compared with RMB3.2 million in the last quarter.

Loss from operations was RMB73.1 million (US$10.3 million) in the three months ended December 31, 2023, compared with RMB66.4 million in the last quarter and RMB96.5 million in the same period last year.

Interest expenses were RMB25.8 million (US$3.6 million) for the three months ended December 31, 2023, representing an increase of 234.6% from RMB7.7 million in the last quarter and an increase of 419.3% from RMB5.0 million in the same period last year. The impact was mainly due to the increase of interest expenses on finance lease liabilities relating to the lease of Changfeng Superstore in September, 2023.

Fair value impact of the issuance of senior convertible preferred shares resulted in a gain of RMB20.1 million (US$2.8 million) for the three months ended December 31, 2023, compared with a gain of RMB5.0 million in the last quarter. The impact was mainly due to the fair value change of the warrant liabilities which were terminated in December 2023. As a result, the amount of the warrant liabilities was nil as of December 31, 2023. The fair value impact was a non-cash gain.

Net loss from operations was RMB78.1 million (US$11.0 million) for the three months ended December 31, 2023, compared with RMB57.1 million for the last quarter and RMB100.8 million for the same period last year.

Non-GAAP adjusted EBITDA was a loss of RMB43.8 million (US$6.2 million) for the three months ended December 31, 2023, compared with a loss of RMB45.9 million in the last quarter and a loss of RMB76.4 million in the same period last year.

Liquidity

As of December 31, 2023, the Company had cash and cash equivalents of RMB19.4 million, compared to RMB92.7 million as of March 31, 2023.

The Company has incurred accumulated and recurring losses from operations, and cash outflows from operating activities. In addition, the Company's current liabilities exceeded its current assets by approximately RMB648.2 million as of December 31, 2023.

The Company's ability to continue as a going concern is dependent on management's ability to increase sales, achieve higher gross profit margin and control operating costs and expenses to reduce the cash that will be used in operating cash flows, and to enter into financing arrangements, including but not limited to renewal of the existing borrowings and new debt and equity financings. There is uncertainty regarding the implementation of these business and financing plans, which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying unaudited financial information does not include any adjustment that is reflective of these uncertainties.

Recent Update

On March 18, 2024, the Company entered into a term sheet with Xin Gao Group Limited ("Xin Gao") and an investment fund specializing in the automobile industry ("NC Fund") for financing in a total amount of approximately US$34.8 million at a subscription price of US$0.004858 per share, equivalent to US$1.4574 per ADS. Xin Gao Group Limited, controlled by Mr. Kun Dai, Chairman of the Board of Directors and Chief Executive Officer of Uxin, is an existing shareholder of the company. To date, the Company had entered into definitive agreements for and completed the issuance of 1,440,922,190 senior convertible preferred shares for an aggregate amount of US$7.0 million.

In January, 2024, Kai Feng Finance Lease (Hangzhou) Co., Ltd.,(“Kaifeng”) a wholly-owned subsidiary of the Company, and Chengdu Tianfu Software ParkCo., Ltd., entered into an equity transfer agreement for Jincheng Consumer Finance (Sichuan) Co., Ltd. pursuant to which the Kaifeng intends to transfer 19% of equity interest in Jincheng Consumer Finance (Sichuan) Co., Ltd. to Chengdu Tianfu Software Park Co., Ltd.,. The transaction is closed in April, 2024.

In April, 2024, the current portion of long-term debt amounted to RMB292.0 million and the related interest payable was settled, out of which RMB240.0 million was paid by cash and the rest unpaid amount was waived.

Business Outlook

For the three months ended March 31, 2024, the Company expects its retail transaction volume to be around 3,100 units and wholesale transaction volume to be around 900 units. The Company estimates that its total revenues including retail vehicle sales revenue, wholesale vehicle sales revenue and value-add-services revenue to be within the range of RMB300 million to RMB320 million. The Company expects its gross profit margin to be greater than 6.5%. These forecasts reflect the Company's current and preliminary views on the market and operational conditions, which are subject to changes.

Conference Call

Uxin’s management team will host a conference call on Thursday, April 25, 2024, at 8:00 A.M. U.S. Eastern Time (8:00 P.M. Beijing/Hong Kong time on the same day) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including an event passcode, a unique access PIN, dial-in numbers, and an e-mail with detailed instructions to join the conference call.

Conference Call Preregistration: https://dpregister.com/sreg/10188691/fc6766914d

A telephone replay of the call will be available after the conclusion of the conference call until May 2, 2024. The dial-in details for the replay are as follows:

U.S.: +1 877 344 7529

International: +1 412 317 0088

Replay PIN: 1802353

A live webcast and archive of the conference call will be available on the Investor Relations section of Uxin’s website at http://ir.xin.com.

About Uxin

Uxin is China's leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline inspection and reconditioning centers. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of the used car industry.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses certain non-GAAP measures, including adjusted EBITDA and adjusted net loss from operations per share – basic and diluted, as supplemental measures to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted EBITDA as EBITDA excluding share-based compensation, fair value impact of the issuance of senior convertible preferred shares, foreign exchange losses, other income/(expenses) and dividend from long-term investment. The Company defines adjusted net loss attributable to ordinary shareholders per share – basic and diluted as net loss attributable to ordinary shareholders per share excluding impact of share-based compensation, fair value impact of the issuance of senior convertible preferred shares, deemed dividend to preferred shareholders due to triggering of a down round feature and accretion on redeemable non-controlling interests. The Company presents the non-GAAP financial measures because they are used by the management to evaluate the operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitate investors' assessment of its operating performance as this measure excludes certain finance or non-cash items that the Company does not believe directly reflect its core operations. We believe that excluding these items enables us to more effectively evaluate our performance period-over-period and relative to our competitors.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted EBITDA is that it does not reflect all items of income and expenses that affect the Company's operations. Share-based compensation, fair value impact of the issuance of senior convertible preferred shares, other income/(expenses) and dividend from long-term investment have been and may continue to be incurred in the business. Further, the non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin's non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0999 to US$1.00, representing the index rate as of December 29, 2023 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements which are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Statements that are not historical facts, including statements about Uxin's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the entry into definitive agreements or consummation of the transactions; the risk that certain closing conditions of the transactions may not be satisfied on a timely basis, or at all; impact of the COVID-19 pandemic; Uxin's goal and strategies; its expansion plans and successful completion of certain financing transactions; its future business development, financial condition and results of operations; Uxin's expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China's used car e-commerce industry; the laws and regulations relating to Uxin's industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing.

For investor and media enquiries, please contact:

Uxin Limited Investor Relations

Uxin Limited

Phone: +86 10 5691-6765

Email: ir@xin.com

The Blueshirt Group

Mr. Jack Wang

Phone: +86 166-0115-0429

Email: Jack@blueshirtgroup.com

Uxin Limited

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per share data)

	For the three months ended December 31,			For the nine months ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Retail vehicle sales	328,900	319,221	44,961	1,049,162	754,980	106,337
Wholesale vehicle sales	132,054	82,205	11,578	633,828	276,187	38,900
Others	9,549	9,063	1,276	32,465	24,411	3,438
Total revenues	470,503	410,489	57,815	1,715,455	1,055,578	148,675

Cost of revenues	(467,676)	(390,638)	(55,020)	(1,697,813)	(996,052)	(140,291)
Gross profit	2,827	19,851	2,795	17,642	59,526	8,384

Operating expenses
Sales and marketing	(54,952)	(56,687)	(7,984)	(183,915)	(151,678)	(21,363)
General and administrative	(39,002)	(33,831)	(4,765)	(126,197)	(102,050)	(14,373)
Research and development	(9,433)	(9,713)	(1,368)	(28,375)	(27,793)	(3,915)
(Provision for)/reversal of credit losses, net	(433)	435	61	(760)	2,272	320
Total operating expenses	(103,820)	(99,796)	(14,056)	(339,247)	(279,249)	(39,331)

Other operating income, net	4,457	6,867	967	22,083	17,066	2,404

Loss from operations	(96,536)	(73,078)	(10,294)	(299,522)	(202,657)	(28,543)

Interest income	79	14	2	457	161	23
Interest expenses	(4,968)	(25,798)	(3,634)	(15,567)	(38,628)	(5,441)
Other income	940	1,446	204	16,181	15,248	2,148
Other expenses	(2,334)	(1,205)	(170)	(5,836)	(1,855)	(261)
Losses from extinguishment of debt	-	-	-	(2,778)	-	-
Foreign exchange gains/(losses)	560	475	67	(2,579)	1,014	143
Fair value impact of the issuance of senior convertible preferred shares	1,495	20,076	2,828	242,226	(11,776)	(1,659)
Loss before income tax expense	(100,764)	(78,070)	(10,997)	(67,418)	(238,493)	(33,590)
Income tax expense	(76)	(26)	(4)	(285)	(299)	(42)
Dividend from long-term investment	-	-	-	10,374	11,970	1,686
Equity in loss of affiliates and dividend from affiliate, net of tax	-	-	-	(44)	-	-
Net loss, net of tax	(100,840)	(78,096)	(11,001)	(57,373)	(226,822)	(31,946)
Add: net (profit)/loss attribute to redeemable non-controlling interests and non-controlling interests shareholders	-	(1,237)	(174)	3	(1,216)	(171)
Net loss attributable to UXIN LIMITED	(100,840)	(79,333)	(11,175)	(57,370)	(228,038)	(32,117)
Deemed dividend to preferred shareholders due to triggering of a down round feature (i)	-	-	-	(755,635)	(278,800)	(39,268)
Net loss attributable to ordinary shareholders	(100,840)	(79,333)	(11,175)	(813,005)	(506,838)	(71,385)

Net loss	(100,840)	(78,096)	(11,001)	(57,373)	(226,822)	(31,946)
Foreign currency translation, net of tax nil	9,854	1,233	174	(80,333)	4,839	682
Total comprehensive loss	(90,986)	(76,863)	(10,827)	(137,706)	(221,983)	(31,264)
Add: net (profit)/loss attribute to redeemable non-controlling interests and non-controlling interests shareholders	-	(1,237)	(174)	3	(1,216)	(171)
Total comprehensive loss attributable to UXIN LIMITED	(90,986)	(78,100)	(11,001)	(137,703)	(223,199)	(31,435)

Net loss attributable to ordinary shareholders	(100,840)	(79,333)	(11,175)	(813,005)	(506,838)	(71,385)
Weighted average shares outstanding – basic	1,415,417,989	1,440,893,942	1,440,893,942	1,273,202,916	1,430,901,818	1,430,901,818
Weighted average shares outstanding – diluted	1,415,417,989	1,440,893,942	1,440,893,942	1,273,202,916	1,430,901,818	1,430,901,818

Net Loss per share for ordinary shareholders, basic	(0.03)	(0.06)	(0.01)	(0.64)	(0.35)	(0.05)
Net Loss per share for ordinary shareholders, diluted	(0.03)	(0.06)	(0.01)	(0.64)	(0.35)	(0.05)

(i) The Company entered into the 2022 Subscription Agreement with affiliates of NIO Capital, in June 2022, pursuant to which, NIO Capital has agreed to subscribe for 714,285,714 senior convertible preferred shares for an aggregate amount of US$100 million. Pursuant to the then-effective certificate of designation of senior convertible preferred shares of the Company, the issuance of the senior convertible preferred shares on July 27, 2022 in connection with the closing of the foregoing transaction has led to an reduction in the conversion price, from US$0.3433 per Class A ordinary share to US$0.14 per Class A ordinary share, of the senior convertible preferred shares issued pursuant to the 2021 Subscription Agreement we entered into with certain investors in June 2021 and then outstanding (the “First Conversion Price Reduction”).

According to US GAAP, the Company should have accounted for the impact of the First Conversion Price Reduction upon the closing of the transactions contemplated under the 2022 Subscription Agreement in the financial information disclosed through the respective earning releases for the quarter ended September 30, 2022. Accordingly, this table reflects financial information fully reflective of the accounting impact of the triggering of this down round feature. The accounting impact was non-cash and non-operating in nature and did not have any impact on the Company’s operating loss, assets or liabilities, or consolidated statements of cash flows. As a result of the triggered down round feature, an entry was made to debit accumulated deficit and credit additional paid-in capital in amount of RMB755.6 million as of September 30, 2022. Additionally, and also as a result of triggering this same down round feature, a deemed dividend to preferred shareholders of RMB755.6 million was appropriated from net loss attributable to the Company for the nine months ended December 31, 2022, and accordingly, basic and dilutive loss per share for the nine months ended December 31, 2022 as previously announced in the earnings release for the third quarter of the fiscal year 2023 was adjusted from 0.02 to 0.64, respectively.

On June 30, 2023, the Company entered into an amendment agreement (“2023 Warrant Agreement”) with Alpha Wealth Global Limited (“Alpha”) and Joy Capital, regarding certain warrants in accordance with 2021 Subscription Agreement. Pursuant to the foregoing definitive agreement and certain assignments of warrants among Alpha, NIO Capital and Joy Capital, Alpha and Joy Capital (either together or separately) are entitled, at their discretion, to exercise their respective warrants in full to subscribe for a total of 480,629,186 senior convertible preferred shares of the Company in an aggregate amount of US$21,964,754 at an amended exercise price of US$0.0457 per Class A ordinary share, representing a further modification from the prior exercise price of US$0.14 per Class A ordinary share no later than September 30, 2023. On August 17, 2023, Joy Capital exercised its warrants in full and subscribed 218,818,380 senior convertible preferred shares for an aggregate amount of US$10 million (“Exercise of the Warrant”), which led to another reduction in the conversion price of the Company's existing senior convertible preferred shares issued pursuant to the 2021 Subscription Agreement and 2022 Subscription Agreement we entered into with certain investors in June 2021 and June 2022, respectively(the “Second Conversion Price Reduction”). As a result of the triggered down round feature by the Second Conversion Price Reduction, an entry was made to debit accumulated deficit and credit additional paid-in capital in amount of RMB278.8 million as of September 30, 2023. Additionally, and also as a result of triggering this same down round feature, a deemed dividend to preferred shareholders of RMB278.8 million was appropriated from net loss attributable to the Company for the nine months ended December 31, 2023.

Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of March 31,	As of December 31,
	2023	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	92,713	19,350	2,725
Restricted cash	618	616	87
Accounts receivable, net	790	2,492	351
Loans recognized as a result of payments under guarantees, net of provision for credit losses of RMB10,337 and RMB8,000 as of March 31, 2023 and December 31, 2023, respectively	-	-	-
Other receivables, net of provision for credit losses of RMB26,541 and RMB23,282 as of March 31, 2023 and December 31, 2023, respectively	15,345	18,883	2,660
Inventory, net	110,893	117,022	16,482
Prepaid expenses and other current assets	61,390	78,245	11,021
Total current assets	281,749	236,608	33,326

Non-current assets
Property, equipment and software, net	63,725	72,428	10,201
Long-term investments	288,712	288,712	40,664
Other non-current assets	-	428	60
Finance lease right-of-use assets, net (i)	-	1,554,795	218,988
Operating lease right-of-use assets, net	84,461	172,459	24,290
Total non-current assets	436,898	2,088,822	294,203

Total assets	718,647	2,325,430	327,529

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	80,668	81,148	11,429
Warrant liabilities	8	-	-
Other payables and other current liabilities	344,502	379,286	53,421
Current portion of finance lease liabilities (i)	-	65,826	9,271
Short-term borrowing	20,000	66,580	9,378
Current portion of long-term debt	158,736	291,950	41,120
Total current liabilities	603,914	884,790	124,619

Non-current liabilities
Long-term borrowings	291,950	-	-
Consideration payable to WeBank	58,559	-	-
Finance lease liabilities (i)	-	1,372,959	193,377
Operating lease liabilities	77,462	158,064	22,263
Long-term debt	264,560	-	-
Total non-current liabilities	692,531	1,531,023	215,640

Total liabilities	1,296,445	2,415,813	340,259

Mezzanine equity
Senior convertible preferred shares (US$0.0001 par value, 1,720,000,000 shares authorized as of March 31, 2023 and December 31, 2023; 1,151,221,338 and 1,370,039,718 shares issued and outstanding as of March 31, 2023 and December 31, 2023, respectively)	1,245,721	1,330,414	187,385
Subscription receivable from shareholders	(550,074)	(107,879)	(15,194)
Redeemable non-controlling interests (ii)	-	148,341	20,893
Total Mezzanine equity	695,647	1,370,876	193,084

Shareholders’ deficit
Ordinary shares	806	813	115
Additional paid-in capital	15,451,803	15,766,016	2,220,597
Accumulated other comprehensive income	220,185	225,024	31,694
Accumulated deficit	(16,946,064)	(17,452,902)	(2,458,190)
Total Uxin’s shareholders’ deficit	(1,273,270)	(1,461,049)	(205,784)
Non-controlling interests	(175)	(210)	(30)
Total shareholders’ deficit	(1,273,445)	(1,461,259)	(205,814)

Total liabilities, mezzanine equity and shareholders’ deficit	718,647	2,325,430	327,529

(i) On September 24, 2021, a subsidiary of the Company, Youxin (Hefei) Automobile Intelligent Remanufacturing Co., Ltd. ("UXIN Hefei") entered into a lease and purchase agreement with Hefei Construction Investment North City Industrial Investment Co., Ltd ("Hefei Construction Investment") to set up an inspection and reconditioning center (the "IRC") in Hefei. Pursuant to the agreement, Hefei Construction Investment was responsible for the construction of the IRC and we will lease the IRC including the respective land use right after the completion of its construction with a 10-year lease term and a purchase option of the underlying assets. The IRC was completed and transferred to us on September 20, 2023.

(ii) On October 23, 2023, Hefei Construction Investment completed the transfer of the first-year rent of the IRC in Hefei into its investment of RMB147.1 million in UXIN Hefei and acquired 12.02% equity interests of UXIN Hefei with certain preferential rights. The investment was recognized as redeemable non-controlling interests.

* Share-based compensation charges included are as follows:

	For the three months ended December 31,			For the nine months ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Sales and marketing	318	451	64	1,108	1,444	203
General and administrative	10,306	10,886	1,533	34,258	32,554	4,585
Research and development	348	141	20	1,235	1,420	200

Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP from Continuing Operation Results

(In thousands except for number of shares and per share data)

	For the three months ended December 31,			For the nine months ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net loss, net of tax	(100,840)	(78,096)	(11,001)	(57,373)	(226,822)	(31,946)

Add: Income tax expense	76	26	4	285	299	42
Interest income	(79)	(14)	(2)	(457)	(161)	(23)
Interest expenses	4,968	25,798	3,634	15,567	38,628	5,441
Depreciation	9,170	17,814	2,509	26,211	30,911	4,354
EBITDA	(86,705)	(34,472)	(4,856)	(15,767)	(157,145)	(22,132)

Add: Share-based compensation expenses	10,972	11,478	1,617	36,601	35,418	4,988
- Sales and marketing	318	451	64	1,108	1,444	203
- General and administrative	10,306	10,886	1,533	34,258	32,554	4,585
- Research and development	348	141	20	1,235	1,420	200
Other income	(940)	(1,446)	(204)	(16,181)	(15,248)	(2,148)
Other expenses	2,334	1,205	170	5,836	1,855	261
Foreign exchange (gains)/losses	(560)	(475)	(67)	2,579	(1,014)	(143)
Fair value impact of the issuance of senior convertible preferred shares	(1,495)	(20,076)	(2,828)	(242,226)	11,776	1,659

Non-GAAP adjusted EBITDA	(76,394)	(43,786)	(6,168)	(229,158)	(124,358)	(17,515)

	For the three months ended December 31,			For the nine months ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to ordinary shareholders	(100,840)	(79,333)	(11,175)	(813,005)	(506,838)	(71,385)
Add: Share-based compensation expenses	10,972	11,478	1,617	36,601	35,418	4,988
- Sales and marketing	318	451	64	1,108	1,444	203
- General and administrative	10,306	10,886	1,533	34,258	32,554	4,585
- Research and development	348	141	20	1,235	1,420	200
Fair value impact of the issuance of senior convertible preferred shares	(1,495)	(20,076)	(2,828)	(242,226)	11,776	1,659
Add: accretion on redeemable non-controlling interests	-	1,251	176	-	1,251	176
Deemed dividend to preferred shareholders due to triggering of a down round feature	-	-	-	755,635	278,800	39,268

Non-GAAP adjusted net loss attributable to ordinary shareholders	(91,363)	(86,680)	(12,210)	(262,995)	(179,593)	(25,294)
Net loss per share for ordinary shareholders - basic	(0.03)	(0.06)	(0.01)	(0.64)	(0.35)	(0.05)
Net loss per share for ordinary shareholders – diluted	(0.03)	(0.06)	(0.01)	(0.64)	(0.35)	(0.05)
Non-GAAP adjusted net loss to ordinary shareholders per share – basic and diluted	(0.02)	(0.06)	(0.01)	(0.21)	(0.13)	(0.02)
Weighted average shares outstanding – basic	1,415,417,989	1,440,893,942	1,440,893,942	1,273,202,916	1,430,901,818	1,430,901,818
Weighted average shares outstanding – diluted	1,415,417,989	1,440,893,942	1,440,893,942	1,273,202,916	1,430,901,818	1,430,901,818

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB7.0999 as of December 29, 2023 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.